EXECUTION COPY
AMENDMENT NO. 3
TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 3 (the “Third Amendment”), dated as of May 13, 2008, to the Agreement and Plan of Merger, dated as of November 16, 2006, as amended on April 18, 2007 and on May 17, 2007 (as amended through May 17, 2007, the “May 2007 Agreement”, and as amended further by this Third Amendment, the “Agreement”), by and among BT Triple Crown Merger Co., Inc., a Delaware corporation (“Mergerco”), B Triple Crown Finco, LLC, a Delaware limited liability company, T Triple Crown Finco, LLC, a Delaware limited liability company (together with B Triple Crown Finco, LLC, the “Parents”), CC Media Holdings, Inc., formerly known as BT Triple Crown Capital Holdings III, Inc. a Delaware corporation (“New Holdco”) and Clear Channel Communications, Inc., a Texas corporation (the “Company”).
RECITALS
     WHEREAS, Section 8.03 of the Agreement permits the parties, by action by or on behalf of their respective board of directors, to amend the Agreement by an instrument in writing signed on behalf of each of parties; and
     WHEREAS, the parties hereto and certain other parties have entered into that certain Settlement Agreement pursuant to which the parties hereto have agreed to revise certain terms and conditions of the May 2007 Agreement;
     WHEREAS, the parties hereto desire to amend the Agreement as provided herein.
STATEMENT OF AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I.
DEFINITIONS
     SECTION 1.01. Definitions; References. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “hereunder,” “hereby,” and “this Agreement” shall, from and after the date of this Third Amendment, refer to the Agreement, as amended by this Third Amendment. Each reference herein to “the date of this Third Amendment” shall refer to the date set forth above, and each reference to the “date of this Agreement” or similar references in the Agreement shall refer to November 16, 2006.

ARTICLE II.
AMENDMENT TO AGREEMENT
     SECTION 2.01. Amendment to Second Whereas Clause. The second whereas clause shall be deleted in its entirety.
     SECTION 2.02. Amendment to Section 2.02 of the Agreement. Section 2.02 of the Agreement shall be deleted and replaced in its entirety with the following:
     “Section 2.02. Closing. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on a date to be specified by the parties hereto, but no later than the fifth business day after the satisfaction or waiver of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 hereof (other than conditions that, by their own terms, cannot be satisfied until the Closing, but subject to the satisfaction of such conditions at Closing) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York 10036 or at such other time, date or place as is agreed to by the parties hereto after the date of the Third Amendment (such date being the “Closing Date”).”
     SECTION 2.03. Amendment to Section 3.01(b) of the Agreement. Section 3.01(b) of the Agreement shall be amended by deleting paragraph (i) thereof in its entirety and replacing it with the following:
     “(i) Except as otherwise provided in this Agreement, each Public Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 3.01(c) and Section 3.01(g), be cancelled and converted into the right to receive either (A) one validly issued, fully paid and non assessable share of the New Holdco Common Stock valued at $36.00 per share based on the cash purchase price to be paid by investors that buy New Holdco Common Stock for cash in connection with the Closing plus the Additional Per Share Consideration (if any) payable in cash (the consideration described in this clause (A), the “Stock Consideration”) or (B) $36.00 payable in cash without interest, plus the Additional Per Share Consideration (if any) payable in cash; provided, however, that at the election of New Holdco, the amount payable in cash may be reduced by an amount equal to the Additional Equity Consideration which will be paid in the form of a fraction of a share of New Holdco Common Stock valued at $36.00 per share of New Holdco Common Stock, and the balance of the amount described in this clause (B) shall be paid in cash without interest (the Additional Equity Consideration and the cash consideration described in this clause (B), collectively, the “Cash Consideration”). The Stock Consideration or Cash Consideration, as applicable shall be referred to herein as the “Merger Consideration”, which when used herein shall be deemed to include cash in lieu of the fractional shares of New Holdco Common Stock pursuant to Section 3.01(j). For purposes of this Section 3.01(b), the following terms shall have the following meanings:

     “Additional Equity Consideration” shall mean an amount equal to the lesser of (1) $1.00 or (2) a fraction equal to (A) the positive difference between (i) the aggregate amount of funds that New Holdco determines are needed for the Merger, Merger-related expenses, and the Company’s cash requirements and (ii) the sources of funds available to Mergerco from borrowings, equity contributions, Stock Consideration and the Company’s available cash, divided by (B) the total number of Public Shares that will receive the Cash Consideration.
     SECTION 2.04. Amendment to Section 3.01(c)(i) of the Agreement. Section 3.01(c)(i) of the Agreement shall be amended by deleting from the second parenthetical “(other than an Affiliated Holder.”
     SECTION 2.05. Amendment to Section 3.01(c)(ii) of the Agreement. Section 3.01(c)(ii) of the Agreement shall be amended by deleting the parenthetical “(other than an Affiliated Holder).”
     SECTION 2.06. Amendment to Section 3.01(d) of the Agreement. Section 3.01(d) of the Agreement is amended and restated as follows:
     “Mailing of Form of Election; Election Deadline, Shareholder Notification. Mergerco and New Holdco shall prepare and direct the Paying Agent to mail a Form of Election, which form shall (i) include a Letter of Transmittal and (ii) be subject to the reasonable approval of the Company, with the Proxy Statement/Prospectus to the record holders of Public Share(s) and Company Options as of the record date for the Shareholders’ Meeting (the “Election Form Record Date”) (by posting the Form of Election and related materials on the Company’s website or otherwise). To be effective, a Form of Election must be properly completed and signed by a record owner of Public Shares or Company Options, as the case may be and received by the Paying Agent at its designated office, by 5:00 p.m. New York City time on the fifth business day immediately preceding the Shareholders’ Meeting (the “Election Deadline”). Any Form of Election pursuant to which a record owner of Public Shares or Company Options elects for the Stock Consideration, such Form of Election must be accompanied by (i) for Public Shares held as physical certificates and for Company Options, the certificates for such Public Shares or Company Options, as applicable, a Letter of Transmittal properly completed and duly exercised, any required signature guarantees and any other required documents, and (ii) for Book Entry Shares either a Letter of Transmittal, properly completed and duly executed and any required signature guarantees, or a message, transmitted by the official book-entry transfer facility to, and received by, by the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the holder tendering the Public Share that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Parents may enforce such agreement against the holder, or (iii) for Certificates or Book Entry Shares, such form of “guaranteed delivery” that is acceptable to the Paying Agent as described in the instructions to the Letter of Transmittal. The Paying Agent (or, in the case of Company Options, the Company) will hold the Final Stock Election Shares (as defined below), the Company Options delivered in accordance with this Section 3.01(d) and the Letters of Transmittal relating thereto until the earlier of the termination of this

Agreement or the Effective Time. Any Public Holder or holder of Company Options that does not deliver a properly completed Form of Election and Letter of Transmittal, if applicable, prior to the Election Deadline shall be deemed to have elected to (i) receive the Cash Consideration for each Final Stock Election Shares that is not so delivered and/or (ii) have each Company Option that is not so delivered treated in accordance with Section 3.03(a)(i) and (iii) the Stock Election or portion of a Stock Election relating to such Final Stock Election shall be rejected. In the event that a Stock Election or portion of a Stock Election is rejected pursuant to the preceding sentence, then such Stock Election or portion of a Stock Election shall be deemed of no force and effect and the record holder making such Stock Election shall for purposes hereof be (i) deemed to have made a Cash Election for each Public Share that is subject to such rejected Stock Election or such rejected portion of a rejected Stock Election and (ii) shall be deemed not to have made a Stock Election for such Net Electing Option Share that is subject to such rejected Stock Election and such rejected portion of a rejected Stock Election (such that the Company Option(s) related to such share shall be treated in accordance with Section 3.03(a)(i)).”
     SECTION 2.07. Amendment to Section 3.01(g) of the Agreement.
     (a) Section 3.01(g) of the Agreement shall be amended by deleting the first sentence thereof and replacing it with the following:
     “Notwithstanding anything in this Agreement to the contrary, the maximum aggregate number of Public Shares and Net Electing Option Shares to be converted into the right to receive New Holdco Common Stock at the Effective Time pursuant to Stock Elections shall not be more than the Maximum Stock Election Number. For purposes of this Agreement, the “Maximum Stock Election Number” shall be 30% of the total number of New Holdco Shares outstanding as of the Closing Date (for the avoidance of doubt, all shares of New Holdco Common Stock issued in respect to shares of Company Common Stock pursuant to Stock Elections and all shares of New Holdco Common Stock issued in respect of Rollover Shares and the other transactions contemplated by this Agreement shall be deemed outstanding as of the Closing Date). The parties will instruct the Paying Agent to use reasonable efforts to ensure that no holder of Public Shares and/or Net Electing Option Shares will receive more than 11,111,112 shares of New Holdco Common Stock (the “Individual Cap”) pursuant to one or more Form(s) of Election. The Stock Election Shares shall be converted into the right to receive New Holdco Common Stock or to receive Cash Consideration, each in accordance with the terms of Section 3.01(b), in the following manner:”
     (b) Section 3.01(g) of the Agreement shall be amended by adding the following new subsections (ii) (D) and (ii)(E) thereto:
     “(D) Notwithstanding the foregoing, (i) as long as Shareholder A has made a Stock Election in accordance with the terms set forth in Section 3.01(c) with respect to Stock Election Shares that is equal to or is greater than the

Individual Cap, the number of Shareholder A’s First Allocation Distributable Shares shall be equal to the Sponsor Investment Factor times 11,111,112 shares (but not less than 6,805,855 nor more than the Individual Cap) and (ii) as long as Shareholder B has made a Stock Election in accordance with the terms set forth in Section 3.01(c) with respect to Stock Election Shares that is equal to or is greater than 2,777,778, the number of Shareholder B’s First Allocation Distributable Shares shall be equal to the Sponsor Investment Factor times 2,777,778 shares (but not less than 1,666,667 nor more than the Individual Cap).
     (E) Unless a beneficial holder of Public Shares (i) submits a request in writing to the Paying Agent prior to the Election Deadline to have the Individual Cap apply with respect to the Public Shares beneficially owned by such holder and (ii) provides information necessary to verify such beneficial holder, including without limitation the name of the holder(s) of record of such Public Shares, the account number and any other information reasonably requested by the Paying Agent, the Individual Cap shall apply (x) in the case of Public Shares held as physical certificates, with respect to each holder of record of such Public Shares and (y) in the case of Book Entry Shares, with respect to each account in which such Public Shares are held on the books of a brokerage firm or other similar institutions that hold Public Shares on behalf of beneficial holders.”
     SECTION 2.08. Amendment to Section 3.01(j) of the Agreement. Section 3.01(j) of the Agreement is amended and restated as follows:
“(j) No Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of New Holdco Common Stock shall be issued in the Merger to any holder of Public Shares, Company Options or Rollover Shares as Merger Consideration or to any holder of Public Shares, Company Options or Rollover Shares pursuant to any exchange involving Rollover Shares. Each holder of Public Shares, Company Options or Rollover Shares, as applicable, who otherwise would have been entitled to a fraction of a share of New Holdco Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $36.00. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of New Holdco Common Stock.”
     SECTION 2.09. Amendment to Section 3.01 of the Agreement. Section 3.01 of the Agreement is amended by adding the following new subsection (l) at the end thereto:
     “(l) Cancellation of Prior Stock Elections and Return of Stock Certificates. All Stock Elections made prior to the Third Amendment Date shall be deemed voided and cancelled and all Letters of Transmittal that were delivered prior to the Third Amendment Date shall be deemed cancelled and no longer have any effect without any additional actions needed by the parties hereto or any holder(s) of Public Shares or Company Options. As soon as practicable following the Third Amendment Date, New Holdco and Mergerco shall instruct the Paying Agent to deliver to the holders of record thereof all physical stock certificates of Public Shares and Letters of Transmittal with respect to Book Entry Shares received by the Paying Agent prior to the Third Amendment Date.”
     SECTION 2.10. Amendment to Section 4.12 of the Agreement. Section 4.12 of the Agreement shall be amended by adding the following new sentence at the end thereof:
     “For the avoidance of doubt, each reference to the Form S-4 shall mean collectively, the registration statement on Form S-4 that was filed with the SEC by New Holdco on May 30, 2007, as amended or supplemented (the “May 2007 Form S-4”), and any post-effective amendment to the May 2007 Form S-4 or new registration statement on Form S-4 filed by New Holdco following the Third Amendment Date, as amended or supplemented.”
     SECTION 2.11. Amendment to Section 4.16 of the Agreement. Section 4.16 of the Agreement shall be deleted in its entirety.
     SECTION 2.12. Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Mergerco, New Holdco and the Parents as follows:
     (a) Authority Relative to Third Amendment. The Company has all necessary corporate power and authority to execute and deliver this Third Amendment, to perform its obligations hereunder. The execution and delivery of this Third Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Third Amendment. This Third Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Mergerco, New Holdco and the Parents, this Third Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles).
     (b) Additional Representations. Each of the representations and warranties contained in Section 4.04(b)(ii) and Section 4.04(b)(iii) is true and accurate as if made anew as of the date of this Third Amendment (except that it is acknowledged and agreed that the Board of Directors does not, and will not, make any recommendation to the Company’s stockholders with respect to the Stock Election or the Stock Consideration).
     (c) Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the consideration of $36.00 in cash per share as provided in Section 3.01(b) of the Agreement, after giving effect to this Third Amendment, payable to holders of Public Shares (other than Public Shares held by affiliates of the Company), is fair from a financial point of view to such holders. The Company shall deliver an executed copy of the written opinion received from Goldman, Sachs & Co. to the Parents promptly upon receipt thereof.
     SECTION 2.13. Amendment to Article V of the Agreement. Article V of the Agreement is amended by deleting from the lead-in paragraph thereto each reference to the “Second Amendment Disclosure Letter” and replacing them with “Third Amendment Disclosure Letter”.
     SECTION 2.14. Amendment to Section 5.07 of the Agreement. Section 5.07 of the Agreement is amended and restated in its entirety to read as follows:
     (a) “Section 5.07 Available Funds. Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of executed loan agreements from the parties listed in Section 5.07(a) (as the same may be amended, modified, supplemented, restated, superseded and replaced in accordance with Section 6.13(a), collectively, the “Financing Agreements”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have agreed to lend the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”). Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of executed commitment letters (collectively, the “Equity Commitment Letters” and together with the Financing Agreements, the “Financing Commitments”) pursuant to which the investors listed in Section 5.07(a) of the Third Amendment Disclosure Letter (the “Investors”) have committed to invest the cash amounts set forth therein subject to the terms therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). Section 5.07(a) of the Third Amendment Disclosure Letter sets forth true, accurate and complete copies, as of the Third Amendment Date, of the executed Escrow Agreement executed by the Parents, New Holdco, Mergerco, the Company, the Banks and the certain other parties party thereto.
     (b) As of the Third Amendment Date, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. As of the Third Amendment Date, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, and to the Parents’ and Mergerco’s knowledge, the other parties thereto. Except as set forth in the Financing Commitments, there are no (i) conditions precedent to the respective obligations of the Investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Financing Agreements to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing Commitments to which either Parent, New Holdco, Mergerco or any of their respective affiliates is a party that would permit the lenders specified in the Financing Agreements or the Investors providing the Equity Commitment Letters to reduce the total amount of the Financing (other than retranching, reallocating or replacing the Debt

Financing in a manner that does not reduce the aggregate amount of the Debt Financing), or that would materially affect the availability of the Debt Financing or the Equity Financing. As of the Third Amendment Date, (A) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parents, New Holdco or Mergerco under any term or condition of the Financing Commitments, and (B) subject to the accuracy of the representations and warranties of the Company set forth in Article II hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, the Parents, New Holdco and Mergerco have no reason to believe that Mergerco or New Holdco will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Each of the Parents, New Holdco and Mergerco have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid by it on or before the Third Amendment Date. Subject to the terms and conditions of this Agreement and as of the Third Amendment Date, assuming the funding of the Financing in accordance with the terms and conditions of the Financing Agreements, the aggregate proceeds from the Financing, together with the aggregate value of the New Holdco Common Stock to be issued pursuant to Article III, in each case valued at $36 per share, plus the total cash on hand of the Company as of the Closing Date, constitute all of the financing required to be provided by Mergerco and New Holdco for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of the Parents’, New Holdco’s and Mergerco’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Mergerco or the Company required in connection therewith).
     From and after the Third Amendment Date, Mergerco, New Holdco, the Parents, any Investor and their respective affiliates shall not enter into any discussions, negotiations, arrangements, understanding or agreements with respect to the Equity Financing with those persons identified on Section 5.07(c) of the Company Disclosure Schedule.
     SECTION 2.15. Additional Representations and Warranties of Parents, Mergerco and New Holdco. The Parents, Mergerco and New Holdco hereby jointly and severally represent and warrant to the Company as follows:
     (a) Authority Relative to Third Amendment. The Parents, Mergerco and New Holdco have all necessary power and authority to execute and deliver this Third Amendment, the Escrow Agreement and the Financing Agreements, as applicable, to perform their respective obligations hereunder and thereunder, as applicable. The execution and delivery of this Third Amendment, the Escrow Agreement and the Financing Agreements by the Parents, Mergerco and New Holdco have been duly and validly authorized by all necessary limited liability company action on the part of the Parents and all corporate action of Mergerco and New Holdco, and no other corporate proceedings on the part of the Parents, Mergerco or New Holdco are necessary to authorize the execution and delivery of this Third Amendment. The Third Amendment, the Escrow Agreement and the Financing Agreements have been duly and validly executed and delivered by the Parents, Mergerco and New Holdco, as applicable, and, assuming the due authorization, execution and delivery by the Company, as applicable, the Third Amendment, the Escrow Agreement and the Financing Agreements constitutes a legal, valid and binding obligation of the Parents, Mergerco and New Holdco, as applicable, enforceable against the Parents, Mergerco and New Holdco in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
     SECTION 2.16. Amendment to Section 5.08 of the Agreement. Section 5.08 of the Agreement is amended and restated in its entirety as follows:
     “Section 5.08 Limited Guarantee. Concurrently with the execution of the Third Amendment, the Parents have delivered to the Company the Limited Guarantee of each of the Investors, dated as of the date hereof, with respect to certain matters on the terms specified therein.”
     SECTION 2.17. Amendment to Section 6.01 of the Agreement.
     (a) Section 6.01 of the Agreement shall be amended by deleting the last sentence of the first paragraph thereof and replacing it with the following:
     “Furthermore, the Company agrees with the Parents, New Holdco and Mergerco that, except as set forth in Section 6.01 of the Company Disclosure Schedule, the Third Amendment Company Letter or as may be consented to in writing by the Parents (which consent, with respect to the matters set forth in 6.01(i), 6.01(m) and 6.01(p) of the Third Amendment Company Letter shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any subsidiary to:”
     (b) Section 6.01(b) of the Agreement shall be amended by adding (i) the following clause at the beginning of the first sentence “Except as listed in Section 6.01(b) of the Third Amendment Company Letter, and” and (ii) the following clause at the end of the last sentence “; and (iv) Clear Media Limited, a publicly traded subsidiary of Clear Channel Outdoor Holdings, Inc., and its subsidiaries shall not be subject to the provisions of this Section 6.01(b).”
     (c) Section 6.01(c) shall be amended by deleting the phrase “$150,000,000 in the aggregate” and replacing it with the phrase “$150,000,000 in the aggregate for the period from November 17, 2006 through the Third Amendment Date $100,000,000 in the aggregate for the period following the Third Amendment Date.”
     (d) Section 6.01(e) shall be amended and restated in its entirety as follows:
     “(e) other than with respect to the payment prior to May 11, 2008 by the Company of a regular quarterly dividend, as and when normally paid, not to exceed $0.1875 per share, declare, set aside for payment or pay any dividend payable in cash, property or stock on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect majority-owned subsidiary of the Company to its parent);”
     (e) Section 6.01(f) shall be amended by deleting clauses (i) and (iii) thereof in their entirety and replacing such clauses with each of the following:
     “(i) incurred under the Company’s or a subsidiary’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness in the ordinary course of business consistent with past practice, not in excess of the existing credit limits;” and
     “(iii) prior to the Third Amendment Date, as otherwise required in the ordinary course of business consistent with past practice;”
     (f) Section 6.01(f) shall be further amended by adding the following clause at the end of the last sentence “; provided, however, that Clear Media Limited, a publicly traded subsidiary of Clear Channel Outdoor Holdings, Inc., and its subsidiaries shall not be subject to the provisions of this Section 6.01(f).”
     (g) Section 6.01(j) of the agreement is hereby amended by adding the following immediately after clause (viii) thereof:
     “; provided, that, notwithstanding the foregoing, unless otherwise agreed in writing by the Parents, Mergerco and the Company, the Company shall calculate the amount of estimated Taxes that are owed by the Company during the period commencing on July 1, 2008 and ending on September 30, 2008 based on the assumption that the Closing will occur on or before September 30, 2008;”
     (h) Section 6.01(l) of the Agreement shall be amended by adding “and retention bonus arrangements in amounts not exceeding $1.5 million in the aggregate” at the end thereof.
     (i) Section 6.01(m) of the Agreement shall be amended by deleting the words “$50,000,000 individually or $100,000,000 in the aggregate” and replacing it with the phrase “$70,000,000 individually or $200,000,000 in the aggregate.”
     (j) Section 6.01(n) of the Agreement shall be amended by deleting the reference to “$25,000,000” and replacing it with $50,000,000”.

     SECTION 2.18. Amendment to Section 6.03 of the Agreement.
     (a) The following sentence shall be added as the third sentence to Section 6.03(a):
     “As soon as reasonably practicable following the Third Amendment Date, the Parents and the Company shall prepare and shall cause to be filed (by no later than May 30, 2008) with the SEC the Form S-4, including the Proxy Statement.”
     (b) The following sentence shall be added at the end of Section 6.03(c):
     “The Company and the Parents shall use their best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after the date of the Third Amendment. The Company and the Parents shall use their best efforts to respond to any comments from the SEC within seven calendars days of receipt thereof.”
     (c) Section 6.03(e) of the agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:
     “As soon as reasonably practicable after the Third Amendment Date, the Company and New Holdco shall prepare and shall cause to be filed (by no later than May 30, 2008) with the SEC a Form S-4 and proxy supplement in accordance with the provisions of Section 6.03(a) relating to the meeting of the Company’s shareholders to be held to consider the adoption and approval of this Agreement and the Merger.”
     SECTION 2.19. Amendments to Section 6.04 of the Agreement. Section 6.04 of the Agreement is amended by adding the following at the end thereof:
     “Subject to any actions taken by the SEC, as contemplated by Section 6.03(f) above, the Shareholders’ Meeting referred to in this Section 6.04 shall be postponed, convened and held as set forth in Section 6.03(f) above. For the avoidance of doubt, each reference to the “Shareholders’ Meeting” shall mean collectively the meeting of the shareholders that took place on September 25, 2007 and any meeting of the shareholders held following the Third Amendment Date in accordance with this Section 6.04.”
     SECTION 2.20. Amendment to Section 6.13 of the Agreement. Section 6.13 of the Agreement is deleted and hereby replaced in its entirety with the following:
     “Section 6.13 Financing.
     (a) Mergerco and the Parents shall use their reasonable best efforts to enforce their rights under the Financing Agreements, including, but not limited to, bring action for specific performance or as provided in the Settlement Agreement. In furtherance of the provisions of this Section 6.13(a), one or more Financing Agreements may be amended, restated, supplemented or otherwise modified, superseded or replaced to add one or more lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Financing Agreements as of the Third Amendment Date, to increase the amount of indebtedness or otherwise replace one or more facilities with one or more new facilities or financings or modify one or more facilities to replace or otherwise modify the Financing Agreements, or otherwise in a manner not less beneficial in the aggregate to Mergerco, New Holdco and the Parents (as determined in the reasonable judgment of the Parents) (the “New Debt Financing Agreements”), provided that the New Debt Financing Agreements shall not (i) adversely amend the conditions to the Debt Financing set forth in the Financing Agreements, in any material respect, (ii) reasonably be expected to delay or prevent the Closing; or (iii) reduce the aggregate amount of available Debt Financing (unless, in the case of this clause (iii), replaced with an amount of new equity financing on terms no less favorable in any material respect to Mergerco and New Holdco than the terms set forth in the Equity Commitment Letters or one or more new debt facilities pursuant to the new debt facilities pursuant to the New Debt Financing Agreements), or (iv) be executed and be effective unless and until such new lender or supplier of equity fully funds such amounts with the Escrow Agent under the Escrow Agreement for release concurrent with the other Escrowed Funds as provided for therein. Upon and from and after each such event, the term “Debt Financing” as used herein shall be deemed to mean the Debt Financing contemplated by the Financing Agreements that are not so superseded or replaced at the time in question and the New Debt Financing Commitments Agreements to the extent then in effect. The Parents shall (x) give the Company prompt notice of any material breach by any party of any of the Financing Agreements, any New Debt Financing Agreement or the Financing Arrangements of which the Parents become aware or any termination thereof, and (z) otherwise keep the Company reasonably informed of the status of the Parents’ efforts to arrange the Financing (or any replacement thereof).
     (b) The Company shall, and shall cause its subsidiaries, and their respective officers, employees, consultants and advisors, including legal and accounting of the Company and its subsidiaries at the Parents’ sole expense, to cooperate in connection with the arrangement of the Debt Financing (which shall include for the avoidance of doubt and purpose hereof, any high yield debt securities contemplated by the Financing Commitments or any alternative debt securities therefor (collectively, the “High Yield Financing”) as may be reasonably requested in advance written notice to the Company provided by Mergerco or the Parents (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of the Company or Outdoor Holdings to carry out their duties to the Company and to Outdoor Holdings, respectively). Such cooperation by the Company shall include, at the reasonable request of Mergerco or the Parents, (i) agreeing to enter into such agreements, and to execute and deliver such officer’s certificates (which in the good faith determination of the person executing the same shall be accurate), including certificates of the chief financial officer of the Company or any subsidiary with respect to solvency matters and as are customary in financings of such type, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time; (ii) preparing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in private placements resold under Rule 144A of the Securities Act to consummate any offering or issuance of any High Yield Financing or any alternative debt securities therefor, all as may be reasonably requested by Mergerco or the Parents (the “Required Financial Information”), which Required Financial Information shall be Compliant (including, for the avoidance of doubt, any updates, supplements and replacements thereto appropriate for the time during the Company’s fiscal year the Debt Financing is expected to be consummated); (iii) making the Company’s Representatives available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including one or more meetings with prospective lenders, and assistance with the preparation of materials for rating agency presentations, offering documents and similar documents required in connection with the Financing; (iv) reasonably cooperating with the marketing efforts of the Financing; (v) ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries (vi) using reasonable best efforts to obtain customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by Mergerco or the Parents along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by Mergerco or the Parents; (vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing to (A) evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time; and (viii) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including obtaining any rating agencies’ confirmations or approvals for the Financing. The Company hereby consents to the use of its and its subsidiaries’ logos in connection with the Financing. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time. The Parents shall, promptly upon request by the Company following the valid termination of this Agreement (other than in accordance with Section 8.01(i), reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its subsidiaries in connection with such cooperation. The Parents shall indemnify and hold harmless the Company and its subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). As used in this Section 6.13(b), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and it subsidiaries necessary in order to make such Required Financial

Information not misleading and is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Debt Financing (including the High Yield Financing) contemplated by the Financing Agreements.”
     SECTION 2.21. Amendment to Section 6.14 of the Agreement. For purposes of the Agreement, the obligations of the Company set forth in Section 6.14 of the Agreement in respect of Debt Tender Offers and the Debt Tender Offer Documents shall apply with respect to any requests made by the Parents pursuant to Section 6.14 of the Agreement following the Third Amendment Date.
     SECTION 2.22. Amendment to Section 7.01 of the Agreement.
     (a) Section 7.01 of the Agreement shall be amended by adding the following sentence as the first sentence to Section 7.01:
     “Each of the conditions to the obligations of the Parents, Mergerco and New Holdco to consummate the Merger set forth in the Merger Agreement, as amended by the First Amendment and as amended by the Second Amendment have been satisfied.”
     (b) Section 7.01(b) of the Agreement shall be amended by adding at the end thereof the following: “and such expiration or termination shall continue to be in effect as of the Closing Date”.
     (c) Section 7.01(d) of the Agreement shall be amended by adding at the end thereof the following: “and not revoked and continue to be in effect as of the Closing Date”.
     SECTION 2.23. Amendment to Section 7.02 of the Agreement.
     (a) Section 7.02 of the Agreement is amended and restated in its entirety as follows:
     “7.02 Conditions to the Obligations of the Parents and Mergerco. The obligations of the Parents, New Holdco and Mergerco to consummate the Merger are subject to the satisfaction (or waiver in writing if permissible under applicable Law) on or prior to the Closing Date by the Parents of the following further conditions:
     (a) after the Third Amendment Date, (i) the Company shall have performed or complied in all material respects with all agreements and covenants required by Sections 2.01, 2.03, 3.01, 6.01(b), 6.01(c), 6.01(e), 6.01(f), 6.01(g) and 6.01(n), and 6.01(t) (to the extent relating to any of the foregoing), of this Agreement to be performed or complied with by it on or prior to the Effective Time and (ii) no Material Adverse Effect on

the Company shall have occurred as a result of the Company’s failure to perform or comply with any other agreement or covenant required by this Agreement to be performed or complied with by it on or prior to the Effective Time; and
     (b) the Company shall have delivered to the Parents a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) have been satisfied.”
     (b) Section 7.03 of the Agreement is amended and restated in its entirety as follows:
     “7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (or waiver in writing if permissible under applicable Law) by the Company of the following further conditions:
     (a) after the Third Amendment Date, the Parents, New Holdco and Mergerco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and
     (b) the Parents, New Holdco and Mergerco shall have delivered to the Company a certificate, dated the Effective Time and signed by their respective chief executive officers or another senior officer on their behalf, certifying to the effect that the conditions set forth in Section 7.03(a) have been satisfied.”
     SECTION 2.24. Amendment to Section 8.01 of the Agreement.
     (a) Section 8.01(b) of the Agreement is amended and restated in its entirety as follows:
     “(b) by either the Parents or the Company, if (i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City Time, on December 31, 2008 (such date, as may be extended in accordance with this Section 8.01(b), being the “Termination Date”); and (ii) the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date; provided, that, following the Shareholders’ Meeting held after the Third Amendment Date, if as of the Termination Date there is an on-going dispute among any of the parties to the Escrow Agreement with respect to the disbursement of the Escrow Fund (as defined in the Escrow Agreement) pursuant to the Escrow Agreement, the Parents or the Company may, by written notice to the other party, extend the Termination Date to any date that is no later than the fifth business day following the settlement of any dispute with respect to the disbursement of the Escrow Fund.”
     (b) Section 8.01(e) of the Agreement is amended and restated in its entirety as follows:
     “(e) by the Company if it is not in material breach of its obligations under this Agreement and if Mergerco, New Holdco and/or the Parents shall have breached or failed to perform in any material respect any of their covenants or other agreements set forth in this Agreement, which breach or failure to perform by Mergerco, New Holdco and/or the Parents (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.03(a), and (2) cannot be cured on or before the Termination Date, provided that the Company shall have given the Parents written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(e) and the basis for such termination and Mergerco, New Holdco and/or the Parents shall have failed to cure such breach or failure within such thirty (30) day period;”
     (c) Section 8.01(f) of the Agreement is amended and restated as follows:
     “(f) by the Company if the total amount of the Escrowed Funds is not deposited with the Escrow Agent or the Banks have not paid any amount owing to the Company under Section 2 of the Settlement Agreement, in accordance with the terms of the Escrow Agreement and the Settlement Agreement, as applicable, by the end of the 10th business day (for purposes of this Section 8.01(f) only, “business day” shall have the meaning as defined in the Escrow Agreement) following the Third Amendment Date;”
     (d) Section 8.01(g) of the Agreement is amended and restated in its entirety as follows:
     “(g) by the Parents if they, New Holdco and Mergerco are not in material breach of their obligations under this Agreement and if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements set forth in this Agreement, which breach or failure to perform by the Company (1) would result in a failure of a condition set forth in Section 7.01 or Section 7.02(a), and (2) cannot be cured on or before the Termination Date, provided that the Parents shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parents’ intention to terminate this Agreement pursuant to this Section 8.01(g) and the basis for such termination and the Company shall have failed to cure such breach or failure within such thirty (30) day period;”
     SECTION 2.25. Amendment to Section 8.02 of the Agreement.
     (a) Section 8.02(a) of the Agreement is amended by adding immediately following the reference to $45,000,000 the following parenthetical: “(provided that notwithstanding anything to the contrary in this Agreement or otherwise, upon termination of this Agreement under the following circumstances, the Company will promptly pay to, or as directed by, Parents a set amount in respect of expenses of Mergerco and Parents (which amount will be in addition to any Company Termination Fee that may become payable as provided in this Agreement) as follows: (x) in the case of a termination by the Parents pursuant to Section 8.01(g) this amount shall be $150,000,000, (y) in the case of a termination by the Company pursuant to Section 8.01(h) or by or the Parents pursuant to Section 8.01(i), this amount shall be $100,000,000 or (z) or in the case of a termination by any party pursuant to Section 8.01(b) (other than in the event such termination pursuant to Section 8.01(b) is a result of a breach by MergerCo, New Holdco or the Parents that was not caused by a breach by the providers of the Debt Financing) this amount shall be $100,000,000)”.
     (b) Section 8.02(b) of the Agreement is amended and restated in its entirety as follows:
     “(b) If this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(e), or Section 8.01(f), then
     (i) in the case of a termination pursuant to Section 8.01(b), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s, New Holdco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, then Mergerco shall pay to the Company a fee of $500,000,000 (which is increased, once the total amount of the Escrowed Funds is deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement, to $600,000,000) in cash; or
     (ii) in the case of a termination pursuant to Section 8.01(e), if at such time, the Company is not in material breach of its obligations hereunder and all conditions to Mergerco’s, New Holdco’s and the Parents’ obligations to consummate the Merger shall have been satisfied, then Mergerco shall pay to the Company a fee of $150,000,000 (which, if such termination is due to a willful and material breach by Mergerco, New Holdco and/or the Parents, such fee shall be increased to $500,000,000, and shall then be further increased once the total amount of the Escrowed Funds is deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement, to $600,000,000) in cash; or
     (iii) in the case of a termination pursuant to Section 8.01(f) then Mergerco shall pay to the Company a fee of $500,000,000 in cash,
(such payment, as applicable, the “Mergerco Termination Fee”), such payment to be made within two (2) business days after the termination of this Agreement, and in either such case, neither Mergerco, New Holdco nor the Parents shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company; it being understood that in no event shall

Mergerco, New Holdco or the Parents be required to pay fees or damages payable pursuant to this Section 8.02(b) on more than one occasion.”
     SECTION 2.26. Amendment to Appendix A to the Agreement.
     (a) The defined term “Marketing Period” is hereby deleted from Appendix A.
     (b) The defined term “Additional Consideration Date” is hereby amended to mean November 1, 2008.
     (c) The following new definitions are added to Appendix A in the correct alphabetical order:
               (i) “Additional Equity Consideration” shall have the meaning set forth in Section 3.02(b).
               (ii) “Banks” shall mean the persons set forth on Schedule I to the Third Amendment Disclosure Letter.
               (iii) “Escrow Agent” shall have the meaning set forth in the Escrow Agreement.
               (iv) “Escrow Agreement” shall mean the Escrow Agreement, dated as of the Third Amendment Date, among New Holdco, Mergerco, the Company, the Banks and the certain other parties party thereto.
               (v) “Escrowed Amount” shall mean, collectively, the Bank Escrow Amount (as defined in the Escrow Agreement) and the Buyer Escrow Amount (as defined in the Escrow Agreement).
               (vi) “Settlement Agreement” shall mean the Settlement Agreement, dated as of the Third Amendment Date, among the Company, Mergerco, the Parents, New Holdco, the Banks, and the certain other parties party thereto.
               (vii) “Shareholder A” shall mean collectively, Highfields Capital I LP, a Delaware limited partnership, Highfields Capital II LP, a Delaware limited partnership, Highfields Capital III LP, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I., and Highfields Capital Management LP, a Delaware limited partnership, and any successor or affiliate of any of the above.
               (viii) “Shareholder B” shall mean collectively, Abrams Capital Partners I, LP, Abrams Capital Partners II. LP, Whitecrest Partners, LP, Abrams Capital International, Ltd. and Riva Capital Partners, and any successor or affiliate of any of the above.
               (ix) “Sponsor Subscribers” shall mean the Investors, Clear Channel Capital IV, LLC, Clear Channel Capital V, LLC and any other affiliate of the Investors, or of either of them, that on or before the Closing Date acquires capital stock of New Holdco in connection with the transactions contemplated by this Agreement.

               (x) “Sponsor Investment Factor” means the fraction, (x) the numerator of which is an amount, expressed in dollars, equal to the total equity investment in New Holdco made, directly or indirectly, by all Sponsor Subscribers on or before the Closing Date and (y) the denominator of which is $2,400,000,000.
               (xi) “Third Amendment Date” shall mean May 13, 2008.
               (xii) “Third Amendment Company Letter” shall mean the letter delivered by the Company to the Parents, New Holdco and Mergerco on the Third Amendment Date.
               (xiii) “Third Amendment Disclosure Letter” shall mean the disclosure schedule which has been delivered by Parents to the Company on the Third Amendment Date.
     (d) The following definitions are amended and replaced in their entirety and replaced with the new definitions as follows:
     (i) “Additional Per Share Consideration” shall mean, if the Effective Date shall occur after the Additional Consideration Date and subject to the provisions of Section 3.01(b), an amount per share, rounded to the nearest penny, equal to the sum of (x) the pro rata portion, based upon the number of days elapsed since the Additional Consideration Date, of $36.00 multiplied by four and one-half percent (4-1/2%) per annum, for the period from the Additional Consideration Date through December 1, 2008 plus (y) if the Effective Time shall occur after December 1, 2008 the pro rata portion, based upon the number of days elapsed from December 1, 2008 through the Effective Date, of $36.00 multiplied by six percent (6%) per annum.
     (ii) “Requisite Shareholder Approval” shall mean the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock to approve this Agreement and the transactions contemplated thereby obtained following the Third Amendment Date.
ARTICLE III.
MISCELLANEOUS
     SECTION 3.01. No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all of the terms and conditions and provisions thereof shall remain in full force and effect. This Third Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.
     SECTION 3.02. Effect of Amendment. This Third Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Third Amendment by the parties hereto, any reference to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed a reference to the Agreement as amended hereby.

     SECTION 3.03. Governing Law. This Third Amendment, and all claims or cause of action (whether in contract or tort) that may be based upon, arise out of or relate to this Third Amendment shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule which would invalidate this choice of law.
     SECTION 3.04. Counterparts. This Third Amendment may be executed and delivered (including by facsimile transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and same agreement.
[Remainder of This Page Intentionally Left Blank]

     IN WITNESS WHEREOF, Mergerco, New Holdco the Parents, and the Company have caused this Third Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERGERCO: BT TRIPLE CROWN MERGER CO., INC.
By:	/s/ John Connaughton
	Name:	John Connaughton
	Title:	Co-President and Secretary

NEW HOLDCO: CC MEDIA HOLDINGS, INC.
By:	/s/ Charles Brizius
	Name:	Charles Brizius
	Title:	Vice President

PARENTS: B TRIPLE CROWN FINCO, LLC
By:	/s/ John Connaughton
	Name:	John Connaughton
	Title:	President and Secretary

T TRIPLE CROWN FINCO, LLC
By:	/s/ Charles Brizius
	Name:	Charles Brizius
	Title:	Vice President and Assistant Secretary

COMPANY: CLEAR CHANNEL COMMUNICATIONS, INC.
By:	/s/ Mark P. Mays
	Name:	Mark P. Mays
	Title:	Chief Executive Officer

Signature Page to
Amendment No. 3
to Agreement and Plan of Merger